Exhibit 99.2

YAMANA GOLD INC.

Consolidated Balance Sheets

As at

(In thousands of U.S. Dollars; unaudited)	June 30, 2008	December 31, 2007

Assets
Current
Cash and cash equivalents	$238,377	$284,894
Accounts receivable	156,817	81,774
Inventory (Note 4)	136,090	97,626
Other current assets (Note 5)	124,223	186,210

	655,507	650,504

Mineral interests (Note 6)	9,118,129	8,947,306
Other long term assets (Note 7)	140,406	118,692
Future income tax assets	182,190	124,422
Goodwill	55,000	55,000

	$10,151,232	$9,895,924

Liabilities
Current
Accounts payable	$90,107	$136,355
Accrued liabilities	61,862	126,487
Income taxes payable	66,033	56,288
Current portion of derivative related liabilities (Note 18a)	70,360	53,954
Current portion of credit facilities (Note 8)	83,507	83,245
Other current liabilities	16,373	16,305

	388,242	472,634
Long term
Credit facilities (Note 8)	517,360	539,179
Asset retirement obligation	65,811	63,444
Derivative related liabilities (Note 18a)	110,408	27,933
Future income tax liabilities	2,757,208	2,696,387
Long term liabilities (Note 9)	138,087	142,716

	3,977,116	3,942,293

Non-controlling interest	46,810	46,810

Shareholders’ Equity
Capital Stock
Issued and outstanding 698,662,380 common shares (December 31, 2007 - 668,416,987 shares) (Note 10a)	5,849,518	5,502,518
Share purchase warrants	102,332	270,805
Contributed surplus	27,299	77,393
Accumulated other comprehensive income (loss) (Note 11)	10,664	(3,855)

Retained earnings	137,493	59,960

	6,127,306	5,906,821

	$10,151,232	$9,895,924

Commitments and contingencies (Notes 16 and 19)

The accompanying notes are an integral part of the financial statements.

Approved by the Board

Peter Marrone	Patrick Mars
Director	Director

YAMANA GOLD INC.

Consolidated Statements of Operations

For the Periods Ended

	Three months ended		Six months ended
(In thousands of U.S. Dollars except numbers of shares and earnings per share; unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Revenues	$336,938	$183,667	$692,998	$328,800
Cost of sales excluding depreciation, amortization and depletion	(109,921)	(62,781)	(219,886)	(120,955)
Depreciation, amortization and depletion	(50,721)	(13,850)	(100,351)	(24,104)
Accretion of asset retirement obligations	(1,354)	(377)	(2,571)	(707)

Mine operating earnings	174,942	106,659	370,190	183,034

Expenses
General and administrative (Note 12 (ii))	(23,287)	(10,788)	(39,630)	(19,470)
Exploration	(3,064)	—	(7,705)	—
Other	22	(4,440)	(3,381)	(12,286)

Operating earnings	148,613	91,431	319,474	151,278

Investment and other business income	2,898	4,082	6,242	5,016
Interest and financing expense	(14,359)	(3,638)	(27,837)	(6,025)
Foreign exchange loss	(40,522)	(5,275)	(42,372)	(6,693)
Realized loss on derivatives (Note 18a)	(25,855)	—	(42,766)	—
Unrealized gain (loss) on derivatives (Note 18a)	869	(19,931)	(102,479)	(28,700)

Earnings before income taxes and equity earnings	71,644	66,669	110,262	114,876

Income tax expense (Note 13)	(38,828)	(13,908)	(35,573)	(34,690)
Equity earnings from Minera Alumbrera (Note 6)	9,273	—	30,519	—

Net earnings	$42,089	$52,761	$105,208	$80,186

Basic earnings per share	$0.06	$0.15	$0.15	$0.23

Diluted earnings per share	$0.06	$0.14	$0.15	$0.22

Basic weighted average number of shares outstanding (in thousands) (Note 10b)	685,341	354,535	681,598	353,611

Diluted weighted average number of shares outstanding (in thousands) (Note 10b)	707,999	366,690	709,030	366,908

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

Consolidated Statements of Shareholders’ Equity

For the Periods Ended

(In thousands of U.S. Dollars except number of common shares; unaudited)	June 30, 2008	Year ended December 31, 2007

Common shares (in thousands)
Balance, beginning of period	668,417	344,595
Issued on exercise of stock options, share appreciation rights and warrants (Note 10a)	30,245	10,507
Issued on business acquisitions	—	312,465
Other (including acquisition of Maria Preta Property)	—	850

	698,662	668,417

Common shares
Balance, beginning of period	$5,502,518	$1,619,850
Issued on exercise of stock options, share appreciation rights and warrants (Note 10a)	347,000	99,091
Issued on business acquisitions	—	3,772,313
Other (including acquisition of Maria Preta Property)	—	11,264

	$5,849,518	$5,502,518

Shares to be issued
Balance, beginning of period	$—	$42,492
Issue of stock options, share appreciation rights and warrants	—	(3,009)
Issued on business acquisitions	—	(39,483)

	—	$—

Share purchase warrants
Balance, beginning of period	$270,805	$73,004
Expiry or exercise of warrants (Note 10a)	(168,473)	(4,906)
Value of warrants acquired on business acquisitions	—	202,707

	$102,332	$270,805

Contributed surplus
Balance, beginning of period	$77,393	$61,578
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights	(50,094)	(36,789)
Stock-based compensation on the grant or vesting of stock options	—	437
Value of options acquired on business acquisitions	—	52,167

	$27,299	$77,393

Total capital stock, share purchase warrants and contributed surplus	$5,979,149	$5,850,716

Retained earnings (deficit)
Balance, beginning of period	$59,960	$(80,334)
Opening adjustments	—	249
Net earnings	105,208	157,245
Dividends declared	(27,675)	(17,200)

Retained earnings, end of period	137,493	59,960

Accumulated other comprehensive income (loss) (Note 11)	10,664	(3,855)

Total retained earnings and accumulated other comprehensive income	$148,157	$56,105

Total shareholders’ equity	$6,127,306	$5,906,821

Consolidated Statements of Comprehensive Income

For the Periods Ended

	Three months ended		Six months ended
(In thousands of U.S. Dollars; unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Net earnings	$42,089	$52,761	$105,208	$80,186
Other comprehensive income, net of tax (Note 11)	19,116	5,057	14,519	8,507

Comprehensive income	$61,205	$57,818	$119,727	$88,693

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

Consolidated Statements of Cash Flows

For the Periods Ended

	Three months ended		Six months ended
(In thousands of U.S. Dollars; unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Operating Activities
Net earnings for the period	$42,089	$52,761	$105,208	$80,186
Asset retirement obligations paid	(1,781)	(769)	(3,032)	(860)
Realized portion of commodity derivatives	25,855	—	42,766	—

Items not involving cash:
Depreciation, amortization and depletion	50,721	13,850	100,351	24,104
Stock-based compensation (Note 12 (ii))	2,648	137	2,648	561
Future income taxes (Note 13)	(12,784)	(2,186)	(54,063)	10,676
Accretion of asset retirement obligations	1,354	377	2,571	707
Unrealized foreign exchange	49,137	6,165	49,153	9,159
Unrealized (gain) loss on commodity derivatives (Note 18a)	(869)	19,931	102,479	28,700
Provisions and write-offs of assets	3,817	—	6,742	1,821
Equity earnings from Minera Alumbrera (Note 6)	(9,273)	—	(30,519)	—
Amortization of financing expenses	1,382	238	905	419
Other	24,161	401	8,519	4,360

	176,457	90,905	333,728	159,833

Net change in non-cash working capital (Note 14c)	(26,756)	(12,054)	(164,074)	(67,121)

	149,701	78,851	169,654	92,712

Financing Activities
Issue of common shares, options and warrants for cash	76,649	3,027	128,432	23,219
Dividends paid	(6,764)	(3,778)	(13,421)	(7,218)
Proceeds of notes payable and long term liabilities	—	—	20,000	—
Repayment of notes payable and long term liabilities	(21,855)	(577)	(42,908)	(1,284)
Other	(368)	(214)	(381)	(534)

	47,662	(1,542)	91,722	14,183

Investing Activities
Expenditures on mineral properties	(70,445)	(25,366)	(125,688)	(40,918)
Acquisition of property, plant and equipment	(17,246)	(22,843)	(38,759)	(31,334)
Expenditures on assets under construction	(71,017)	(865)	(110,994)	(2,565)
Corporate acquisitions, net of cash acquired	—	(400)	—	(848)
Cash distributions from Minera Alumbrera Ltd. (Note 6)	12,500	—	17,500	—
Settlement of commodity derivatives	(25,855)	(3,472)	(42,766)	(4,462)
Other assets and investments	3,057	(8,429)	(3,873)	(11,051)

	(169,006)	(61,375)	(304,581)	(91,178)

Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	(3,896)	3,214	(3,311)	3,559

Increase (decrease) in cash and cash equivalents	24,461	19,148	(46,517)	19,276

Cash and cash equivalents, beginning of period	213,916	69,808	284,894	69,680

Cash and cash equivalents, end of period	$238,377	$88,956	$238,377	$88,956

Cash and cash equivalents are comprised of the following
Cash at bank and bank term deposits	$214,808	$87,225	$214,808	$87,225
Short-term money market securities	23,569	1,731	23,569	1,731

	$238,377	$88,956	$238,377	$88,956

Supplementary cash flow information (Note 14)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

Notes to the Consolidated Financial Statements

For the three and six month periods ended June 30, 2008 (with comparatives as at December 31, 2007 and for the three and six month periods ended June 30, 2007)

(Tabular amounts in thousands or thousands of US Dollars unless otherwise noted; unaudited)

1.                                      BASIS OF PRESENTATION

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2007. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2.                                      CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted four new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3031, Inventories (“Section 3031”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Capital disclosures

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 17.

Inventory

Section 3031 establishes standards for the measurement and disclosure of inventories.  The Standard provides guidance on the determination of cost and requires the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous write-downs is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period is disclosed. Except for the new guidance on reversal of write-downs the Company’s practice for valuing inventory in prior periods was substantially in accordance with this new standard. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Financial Instruments – Disclosures and Presentation

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures pursuant to these new Handbook Sections are included in Note 18.

3.                                      BUSINESS ACQUISITIONS

Acquisition of Meridian Gold Inc. (“Meridian”)

During 2007, Yamana acquired all the outstanding common shares of Meridian which held two operating mines in Chile: El Peñón and Minera Florida, a 40% interest in the Rossi property in Nevada and other exploration and development projects in Mexico, Argentina and the U.S.  Yamana offered to exchange 2.235 common shares of Yamana and $6.99 cash for each common share of Meridian.  Based on a volume adjusted share price of $12.355 (Cdn$12.37) determined with reference to the share price of Yamana common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement, the purchase price equated to a total consideration of $34.60 (Cdn$34.64) per share.

The purchase price of the transaction totaled $3.6 billion, comprised of approximately 226.4 million Yamana common shares, cash of $726.1 million, transaction costs of $28 million, and issued options acquired from Meridian.  Yamana exchanged all outstanding options of Meridian (“Meridian options”) for options of Yamana at an exchange ratio of 2.809 and at a price equivalent to the original price divided by 2.809.  On October 12, 2007, 774,439 Meridian options were outstanding and were exchanged for 2,175,262 options of Yamana with a fair value of $17.4 million.  The business combination was accounted for as a purchase transaction with Yamana as the acquirer of Meridian.

The allocation of the purchase price disclosed hereunder has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and the liabilities assumed.  The actual fair values of the assets and liabilities will be determined as of the date of acquisition based on a full and detailed valuation of the Meridian assets.  It is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The purchase price allocation was calculated as follows:

Issued 226,416,943 Yamana common shares to acquire 100% of Meridian	$2,797,422
Fair value of options acquired	17,448
Cash consideration	726,099
Transaction costs	28,105

Purchase consideration	$3,569,074

The fair value of Yamana options was estimated at $17.4 million using the Black-Scholes option pricing model.  The fair value was determined based on an option pricing model using the following assumptions:

Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate (U.S. / CDN options)	3.06% / 4.25%
Expected life	0-3 years
Forfeitures	Nil

The preliminary purchase price allocation is as follows:

Net working capital acquired (including cash of $157.4 million)		$90,239
Restricted cash acquired		13,844
Mineral property, plant and equipment
Producing	1,609,918
Non-producing	3,763,596	5,373,514
Other long-term assets		53,093
Long-term liabilities		(156,168)
Future income tax liability		(1,758,638)
Non-controlling interest		(46,810)

Net identifiable assets		$3,569,074

Acquisition of Northern Orion Resources Inc. (“Northern Orion”)

During 2007, Yamana entered into a business combination arrangement to acquire all the outstanding common shares of Northern Orion which owns a development project in Argentina and a 12.5% interest in Minera Alumbrera Ltd.  Under the transaction, the shareholders of Northern Orion received 0.543 of a Yamana common share for each Northern Orion common share outstanding and $0.001 in cash for each Northern Orion common share. The business combination was accounted for as a purchase transaction, with Yamana as the acquirer of Northern Orion.  Yamana also exchanged all outstanding employee options of Northern Orion for similar securities of Yamana at an exchange ratio of 0.543 and at a price equivalent to the original price divided by 0.543.  All outstanding non-employee options and share purchase warrants of Northern Orion were exchanged for similar securities of Yamana at an exchange ratio of 0.543 and a price equivalent to the original price divided by 0.543, and $0.001 in cash for each non-employee option and share purchase warrant.

The allocation of the purchase price disclosed hereunder is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and the liabilities assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition based on a full and detailed valuation of the Northern Orion assets.  It is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The purchase price was calculated as follows:

Issued 83,678,397 Yamana common shares to acquire 100% of Northern Orion	$951,885
Fair value of options and warrants acquired	237,426
Cash consideration	221
Transaction costs	7,785

Purchase consideration	$1,197,317

The fair value of Yamana warrants and stock options issued were valued at $202.7 million and $34.7 million, respectively using a Black-Scholes pricing model. These values were determined based on an option pricing model using the following assumptions.

Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate	4.66%
Expected life	0-3 years
Forfeitures	Nil

The preliminary purchase price allocation was as follows:

Net working capital acquired (including cash of $228.1 million)	$233,674
Property plant and equipment, net	3,375
Mineral properties and other assets	1,131,310
Equity investment in Minera Alumbrera Ltd.	256,176
Other assets	9,090
Long-term liabilities	(16,372)
Future income tax liability	(419,936)
Net identifiable assets acquired	$1,197,317

4.             INVENTORY

	June 30,	December 31,
	2008	2007

Metal in circuit and gold in process	$38,645	$3,863
Ore stockpiles	28,922	29,869
Product inventories	13,969	16,189
Material and supplies	54,554	47,705

	$136,090	$97,626

The amount of inventory recognized as an expense during the three and six month periods ended June 30, 2008 and June 30, 2007 is equivalent to the cost of sales for the respective periods.

5.             OTHER CURRENT ASSETS

	June 30, 2008	December 31, 2007

Restricted cash	$14,114	$14,236
Short-term investments	—	43,746
Advances and deposits	60,241	75,626
Income taxes recoverable	20,296	23,347
Current portion of derivative related assets (Note 18a)	16,585	10,560
Future income tax assets	7,138	8,322
Other current assets	5,849	10,373
	$124,223	$186,210

6.             MINERAL INTERESTS

	June 30, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Property, plant and equipment (i)	$591,589	$90,782	$500,807	$542,276	$55,607	$486,669

Mineral Properties:
Depletable producing properties	2,585,010	220,789	2,364,221	1,959,635	61,396	1,898,239
Non-depletable development and exploration properties	5,805,440	—	5,805,440	6,239,114	—	6,239,114

Total mineral properties	8,390,450	220,789	8,169,661	8,198,749	61,396	8,137,353

Assets under construction:
Gualcamayo, Argentina	150,908	—	150,908	66,075	—	66,075
São Vicente, Brazil	43,832	—	43,832	16,587	—	16,587

Total assets under construction	194,740	—	194,740	82,662	—	82,662

Equity investment in Minera Alumbrera Ltd. (ii)	262,425	9,504	252,921	245,763	5,141	240,622

Total Mineral Interests	$9,439,204	$321,075	$9,118,129	$9,069,450	$122,144	$8,947,306

(i)                                  Included in property, plant and equipment is $30.0 million (2007 - $29.3 million) related to assets that are not being depreciated.

(ii)                              The Company’s 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”) has been accounted for using the equity method.  Under the existing agreement amongst the shareholders of Alumbrera, the Company believes that it has the ability to exercise significant influence over its interest in Alumbrera.

	June 30, 2008	December 31, 2007

Balance, beginning of period	$240,622	$—
Acquisition of investment	—	256,177
Equity in earnings	29,799	3,820
Cash distributions received	(17,500)	(19,375)

Balance, end of period	$252,921	$240,622

7.             OTHER LONG TERM ASSETS

	June 30, 2008	December 31, 2007

Available-for-sale securities (i)	$30,863	$23,201
Long-term investments (ii)	22,440	30,113
Derivative related assets (Note 18a)	7,803	7,654
Share purchase warrants held	70	140
Other assets	79,230	57,584

	$140,406	$118,692

(i)                                  Available-for-sale securities includes an investment in Central Sun Mining (“Central Sun”) with a cost of $27.4 million and quoted market value of $16.2 million. Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation. As at June 30, 2008, the Company’s investment in Central Sun Mining had unrealized losses of $11.2 million. Management concluded that the unrealized losses in these securities are temporary based on its analysis of the financial position of Central Sun, its review of recent public disclosures made by Central Sun, its review of industry analysts’ reports and expectations and share price trends subsequent to the period end. Additionally, the Company has the ability and the intention to retain these securities for a period of time sufficient to allow for the anticipated recovery in fair value.

(ii)                              Long-term investments include Asset-Backed Commercial Paper (“ABCP”) with a par value of $14.8 million (C$15 million) and Auction Rate Securities (“ARS”) with a par value of $30.1 million acquired as part of the purchases of Northern Orion and Meridian.  The ABCP investment is in Symphony Trust Series A notes that matured on August 24, 2007; it is supported by synthetic assets or a combination of synthetic and traditional securitized assets.  The ARS investment, with various legal maturity dates out to 2052, can be classified as part of the “Derivative Product Companies” and “Regulation XXX” investment industries.  There is no collateral on both the ABCP and ARS investments.  Based on management’s best estimates and verification of the estimates with reference to the performance of other distressed securities, the company determined that the net realizable value of these investments were 50% of par value, hence the investments have been provided for at 50% of par value.  At June 30, 2008, the Company’s estimate of the realizable value has not changed.

During the quarter, investors of ABCP voted in favour of a restructuring plan to convert the ABCP into long-term notes, and the plan was approved by the Court.  The proceeds of the notes are expected to be distributed later in 2008.

8.             CREDIT FACILITIES

	Face Value	June 30, 2008	December 31, 2007

$400 million non-revolving facility (i)	$400,000	$354,903	$395,415
$300 million Revolving credit facility (ii)	250,000	245,964	227,009

	650,000	600,867	622,424

Less: current portion		(83,507)	(83,245)

Long-term portion		$517,360	$539,179

(i)                                  Includes transaction costs of $3.0 million net of amortization.

(ii)                              Includes transaction costs of $4.0 million net of amortization.

Each of the $400 million and $300 million credit facilities is secured by guarantees from and pledge of shares of certain operating subsidiaries, and will mature in 2012. Amounts drawn under the respective facilities bear an interest rate of LIBOR plus 0.95% to 1.50% per annum, depending on the Company’s debt to EBITDA ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.4% per annum dependant on the Company’s debt to EBITDA ratio. The effective interest rate at June 30, 2008 was 6.05% and 4.83% on the non-revolving credit facility and revolving credit facility respectively.

The following is a schedule of future credit facility principal repayments:

	Non- revolving facility	Revolving facility

2008	$42,105	$—
2009	84,211	—
2010	84,211	—
2011	84,211	—
2012	63,156	250,000

	$357,894	$250,000

9.             LONG-TERM LIABILITIES

	June 30, 2008	December 31, 2007

Silicosis liability (i) (Note 19a)	$25,050	$22,865
Long-term income taxes (ii)	85,890	85,976
Severence accruals	9,289	9,439
Royalty payable	14,784	15,079
Other	3,074	9,357

	$138,087	$142,716

(i)                                 The silicosis liability consists of amounts provided to settle claims by former employees of Jacobina Mineração e Commercio Ltda (“JMC”), relating to silicosis.  The Company estimates this contingency to be approximately $25.1 million as at June 30, 2008.  The increase of $2.2 million in the year is due to the appreciation of the Brazilian Real vis-à-vis the US dollar.  There has been no change in the amount of the contingent liability during the year in local currency.

(ii)                             The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Additional taxes in the amount of $86 million have been accrued on the assumption that the profits will be repatriated.

10.          CAPITAL STOCK

(a)           Common shares issued and outstanding:

During the three and six month periods ended June 30, 2008, the Company issued 0.1 million shares and 9.1 million shares respectively to optionees on the exercise of their share options and appreciation rights for cash proceeds of $1.1 million and $51.1 million respectively. Previously recognized stock-based compensation in the amount of $0.6 million and $50.1 million on the options exercised was added to share capital with a corresponding decrease to contributed surplus and shares to be issued for the three and six months respectively.

During the three and six month periods ended June 30, 2008, the Company issued 20.6 million shares and 21.1 million shares respectively to warrant holders on the exercise of their warrants. Cash proceeds for the three and six month periods ended were $75.5 million and $77.4 million respectively. An amount of $165.4 million and $168.5 million was added to share capital with a corresponding decrease to share purchase warrants with respect to these exercises for the three and six months respectively.

(b)                                 Weighted average number of common shares and dilutive common share equivalents

	For the three months ended		For the six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Weighted average number of common shares	685,341	354,535	681,598	353,611
Weighted average number of dilutive warrants	19,982	7,504	23,459	7,747
Weighted average number of dilutive stock options	2,676	4,651	3,973	5,550

Dilutive weighted average number of common shares	707,999	366,690	709,030	366,908

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three and six month periods ended June 30, 2008 were 4.9 million (three and six month periods ended June 30, 2007 – 4.9 million).

11.                               ACCUMULATED OTHER COMPREHENSIVE INCOME

	Six months ended	Year ended
	June 30, 2008	December 31, 2007

Balance, beginning of period	$(3,855)	$—
Opening adjustment, net of tax	—	(3,510)
Unrealized gains (losses) on available-for-sale securities, net of tax expense	7,164	(7,296)
Effective portion of change in fair value of cash flow hedging instruments, net of tax expense	7,355	6,951

Balance, end of period	$10,664	$(3,855)

12.                               STOCK OPTIONS AND STOCK BASED COMPENSATION

(i)                                     A summary of the stock options issued to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	Six months ended
	June 30, 2008		June 30, 2007
	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)

Outstanding, beginning of period	17,184	$8.08	16,127	$7.27

Exercised	(11,031)	$7.61	(5,357)	4.98
Expired and cancelled	(1)	$2.93	(74)	14.68

Outstanding, end of period	6,152	$8.94	10,696	$8.37

Exercisable, end of period	6,152	$8.94	10,608	8.35

(ii)                                  The Company has established two new stock-based compensation plans in 2008, the Deferred Share Unit (“DSU”) and the Restricted Share Unit (“RSU”) plans.

DSUs are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates, and the Chairman and/or Chief Executive Officer (an “eligible officer”) of the Company.  The number of DSUs granted to each eligible director on each DSU issue-date has the value equal to one third of the director’s remuneration payable in the current quarter.  The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSUs as a discretionary payment in consideration of past services to the Company.  Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a DSU payment in cash without any further action on the part of the holder of the DSU on the relevant separation date.  The value of a DSU is equal to the market value of a common share of the Corporation at the separation date.

RSUs are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants.  From time to time, the Board determines the participants to whom RSUs shall be granted by taking into consideration the present and potential contributions of and the services rendered by the particular participant to the success of the Company.  A RSU award granted to a participant will entitle the participant to receive a payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award.

During the second quarter, the Company granted 159,127 DSUs at an average price of $14.86 for a total non-cash expense of $2.6 million.  The expense of $2.6 million is included in general and administrative expenses for the three months ended June 30, 2008.

13.                               INCOME TAXES

The following table reconciles the statutory rates with the effective income tax rate in these financial statements:

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Combined Canadian federal and provincial statutory tax rate	33.50%	36.12%	33.50%	36.12%

Less:
Lower tax rates in foreign jurisdictions	(2.8)%	(2.9)%	(7.3)%	(2.9)%
Permanent differences	(11.6)%	(14.3)%	(18.0)%	(11.2)%
Mark-to-market on financial instruments	—%	(0.7)%	—%	0.8%
Accrued foreign exchange gains and losses in Brazil and Canada on inter-corporate debt (i)	27.8%	4.0%	19.4%	6.8%
Valuation allowance	7.3%	(1.4)%	4.7%	0.5%

Actual effective tax rate	54.2%	20.8%	32.3%	30.2%

Income tax expense is represented by
Current income tax expense	$51,612	$(16,094)	$89,636	$(24,014)
Future Income tax (recovery) expense	(12,784)	2,186	(54,063)	(10,676)

Net income tax (recovery) expense	$38,828	$(13,908)	$35,573	$(34,690)

(i)                                  Tax provision for the quarter reflects accrued foreign exchange gains and losses in Brazil and in Canada on US$ denominated inter-corporate debt. This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra group foreign exchange gain was 26.4% for the second quarter ((16.8%) for the second quarter of 2007). The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

14.                               SUPPLEMENTARY CASH FLOW INFORMATION

(a)                                 Supplementary information regarding other non-cash investing and financing transactions:

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Transfer of contributed surplus on the exercise of stock options and share appreciation rights	$568	$2,329	$50,094	$18,529
Issue of share on acquisition of mineral property	$—	$10,965	$—	$10,965
Shares received as consideration of assets sold during the year	$—	$14,329	$511	$15,047
Issue of shares with respect to shares to be issued in prior period	$—	$206	$—	$37,812
Transfer of warrants to capital stock	$165,422	$203	$168,473	$650

(b)                                 Interest and income taxes paid:

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Interest paid during the period	$11,642	$2,450	$24,832	$3,873
Income taxes paid during the period	$49,879	$14,148	$112,007	$15,054

(c)                                  Net change in non-cash working capital:

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Net (increase) decrease in
Accounts receivable	$(21,708)	$(22,108)	$(75,043)	$(66,270)
Inventory	(26,203)	(1,447)	(37,981)	(10,298)
Other current assets	(13,584)	4,142	56,879	(3,181)
Net increase (decrease) in
Accounts payable	2,859	3,773	(46,248)	(146)
Accrued liabilities	4,415	6,584	(69,471)	7,089
Income taxes payable	29,269	(2,998)	9,152	5,685
Other current liabilities	(1,804)	—	(1,362)	—

	$(26,756)	$(12,054)	$(164,074)	$(67,121)

Changes in non-cash working capital items are net of working capital items related to assets under construction and working capital items acquired and disposed of during the period.

15.                               SEGMENTED INFORMATION

The Company considers its business to consist of geographical segments primarily in Brazil, Chile, Central America, Argentina and its corporate head office in Canada. The Company’s operating segments are Brazil, Chile, Central America and Canada (which is solely comprised of corporate and administrative activities).

Reconciliation of Segment Income

	Three months ended
	June 30, 2008
	Brazil	Chile	Argentina	Central America and Other	Corporate	Total

Revenues	$208,206	$116,943	$—	$11,789	$—	$336,938
Cost of sales	(62,226)	(37,662)	—	(10,033)	—	(109,921)
Depreciation, amortization and depletion	(14,912)	(33,410)	—	(2,399)	—	(50,721)
Accretion of asset retirement obligation	(596)	(229)	—	(529)	—	(1,354)

Mine operating earnings	$130,472	$45,642	$—	$(1,172)	$—	$174,942

General and administrative	(8,380)	(1,660)	(253)	(2,276)	(10,718)	(23,287)
Exploration	(785)	(1,133)	(264)	(882)	—	(3,064)
Other losses	22	—	—	—	—	22

Operating earnings (loss)	121,329	42,849	(517)	(4,330)	(10,718)	148,613
Investment and other business income (loss)	(392,156)	1,388	(11)	146	393,531	2,898
Interest and financing expense	(3,786)	—	—	—	(10,573)	(14,359)
Foreign exchange (loss) gain	(4,225)	(5,103)	(31,647)	(232)	685	(40,522)
Realized gain (loss) on commodity derivatives	—	999	—	—	(26,854)	(25,855)
Unrealized gain on commodity derivatives	—	—	—	—	869	869

(Loss) earnings before income taxes and equity earnings	$(278,838)	$40,133	$(32,175)	$(4,416)	$346,940	$71,644

	Six months ended
	June 30, 2008
	Brazil	Chile	Argentina	Central America and Other	Corporate	Total

Revenues	$450,912	$219,758	$—	$22,328	$—	$692,998
Cost of sales	(133,794)	(69,329)	—	(16,763)	—	(219,886)
Depreciation, amortization and depletion	(31,993)	(62,655)	—	(5,703)	—	(100,351)
Accretion of asset retirement obligation	(1,231)	(458)	—	(882)	—	(2,571)

Mine operating earnings	$283,894	$87,316	$—	$(1,020)	$—	$370,190

General and administrative	(15,766)	(3,452)	(253)	(3,874)	(16,285)	(39,630)
Exploration	(2,543)	(3,146)	(264)	(1,752)	—	(7,705)
Other losses	(3,381)	—	—	—	—	(3,381)

Operating earnings (loss)	262,204	80,718	(517)	(6,646)	(16,285)	319,474
Investment and other business income (loss)	(391,177)	1,936	120	796	394,567	6,242
Interest and financing expense	(7,813)	—	—	—	(20,024)	(27,837)
Foreign exchange (loss) gain	(3,097)	(6,308)	(30,073)	(79)	(2,815)	(42,372)
Realized gain (loss) on commodity derivatives	—	848	—	—	(43,614)	(42,766)
Unrealized gain (loss) on commodity derivatives	—	220	—	—	(102,699)	(102,479)

(Loss) earnings before income taxes and equity earnings	$(139,883)	$77,414	$(30,470)	$(5,929)	$209,130	$110,262

	Three months ended
	June 30, 2007
	Brazil	Central America and Other	Corporate	Total

Revenues	$173,851	$9,816	$—	$183,667
Cost of sales	(56,958)	(5,823)	—	(62,781)
Depreciation, amortization and depletion	(13,087)	(763)	—	(13,850)
Accretion of asset retirement obligation	(318)	(59)	—	(377)

Mine operating earnings	$103,488	$3,171	$—	$106,659

General and administrative	(4,133)	(16)	(6,639)	(10,788)
Other losses	(4,440)	—	—	(4,440)

Operating earnings (loss)	94,915	3,155	(6,639)	91,431
Investment and other business income	1,204	55	2,823	4,082
Interest and financing expense	(2,375)	—	(1,263)	(3,638)
Foreign exchange (loss) gain	(12,971)	(1,129)	8,825	(5,275)
Unrealized loss on commodity derivatives	—	—	(19,931)	(19,931)

Earnings (loss) before income taxes	$80,773	$2,081	$(16,185)	$66,669

	Six months ended
	June 30, 2007
	Brazil	Central America and Other	Corporate	Total

Revenues	$307,021	$21,779	$—	$328,800
Cost of sales	(108,425)	(12,530)	—	(120,955)
Depreciation, amortization and depletion	(22,683)	(1,421)	—	(24,104)
Accretion of asset retirement obligation	(585)	(122)	—	(707)

Mine operating earnings	$175,328	$7,706	$—	$183,034

General and administrative	(8,050)	(38)	(11,382)	(19,470)
Other losses	(12,286)	—	—	(12,286)

Operating earnings (loss)	154,992	7,668	(11,382)	151,278
Investment and other business income	1,787	103	3,126	5,016
Interest and financing expense	(3,534)	—	(2,491)	(6,025)
Foreign exchange (loss) gain	(17,573)	1,703	9,177	(6,693)
Unrealized loss on commodity derivatives	—	—	(28,700)	(28,700)

Earnings (loss) before income taxes	$135,672	$9,474	$(30,270)	$114,876

16.                               COMMITMENTS

In addition to commitments otherwise reported in these financial statements, the Company is contractually committed to the following as at June 30, 2008:

Year	2008	2009	2010	2011	2012	Thereafter	Total

Mine operating/ construction and service contracts and other	$208,761	$190,992	$89,448	$69,038	$15,618	$13,882	$587,739

17.                               CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, ensure externally imposed capital requirements relating to its credit facility are being met, and to provide returns to its shareholders. The Company defines capital that it manages as tangible net worth, which is comprised of total shareholders’ equity less goodwill and other intangible assets.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors review and approve any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The Company’s externally imposed capital requirements from its credit facility are as follows:

(a)          Tangible net worth of at least $2.3 billion.

(b)         Maximum net debt (debt less cash) to tangible net worth of 0.75.

Not meeting these capital requirements will result in the event of default by the Company. As at June 30, 2008, the Company had met all of the externally imposed capital requirements. The Company’s overall strategy with respect to capital management remains unchanged from the year ended December 31, 2007.

18.                               FINANCIAL INSTRUMENTS

(a)                                 Fair value of financial instruments

The Company’s financial instruments are primarily comprised of cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, marketable securities, accounts payable, other current liabilities, derivative assets (liabilities), credit facilities and income taxes payable (recoverable).  The carrying values of these items approximate their fair values due to the relatively short-term maturities of these instruments. Concentrate sales were fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market gain of $0.9 million and a mark-to-market loss of $102.5 million for the three and six months ended June 30, 2008 (mark-to-market loss of $19.9 million and $28.7 million for the three and six months ended June 30, 2007) on commodity contracts for the quarter.

There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the credit facilities, which have a carrying value of $600.9 million (December 31, 2007 – $622.4 million), comprised of a short-term and a long-term portion as described in Note 8, and a fair value of $615.7 million. The fair value was calculated by discounting the future cash flows using a discount factor based on risk-free interest rates. Fair values of long-term investments were calculated based on market information and the Company’s best estimate.

The following table summarizes derivative related assets:

	June 30, 2008	December 31, 2007

Currency Contracts
Forward contracts	$22,200	$17,947
Commodity Contracts
Long-call option contracts	2,188	267

	24,388	18,214
Less: Current portion	(16,585)	(10,560)

Long-term portion	$7,803	$7,654

The following table summarizes the components of derivative related liabilities:

	June 30, 2008	December 31, 2007

Commodity Contracts
Forward contracts	$(153,110)	$(63,473)
Long-call option contracts	—	23,025
Option premium	(20,111)	(33,114)

	$(173,221)	$(73,562)
Interest Rate Contracts
Interest rate swaps	(7,547)	(8,325)

	$(180,768)	$(81,887)
Less: Current portion	70,360	53,954

Long-term portion	$(110,408)	$(27,933)

The following table summarizes unrealized derivative gains (losses):

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Non-hedge derivatives
Commodity contracts	$3,490	$(22,312)	$(99,439)	$(32,213)
Share purchase warrants held	(8)	(193)	(70)	(326)

	3,482	(22,505)	(99,509)	(32,539)

Hedge ineffectiveness
Ongoing hedge ineffectiveness	(2,613)	2,574	(2,970)	3,839

	$869	$(19,931)	$(102,479)	$(28,700)

The following table summarizes realized derivative gains (losses):

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Commodity contracts	$(25,855)	$—	$(42,766)	$—

Future income taxes	$8,662	$—	$14,327	$—

	$(17,193)	$—	$(28,439)	$—

Additionally, included in cost of sales are realized gains in the amount of $3.8 million and $7.0 million for the three and six months ended June 30, 2008 (June 30, 2007 – nil for three and six months ended) with respect to currency derivative contracts.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI (Note 11):

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Effective portion of change in fair value of hedging instruments	$25,340	$7,862	$11,001	$12,065

Balance, end of period	25,340	7,862	11,001	12,065

Future income tax	(8,192)	(3,266)	(3,646)	(4,791)

	$17,148	$4,596	$7,355	$7,274

(b)                                 Currency risk

The Company’s sales are predominately denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

During the second quarter, the Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the US dollar. Currency contracts totaling 129 million Reais have been designated against forecast Reais denominated expenditures as a hedge against the variability of the US dollar amount of those expenditures caused by changes in the currency exchange rates for 2008 through to April 2011. Of this, 27.7 million Reais was hedged for 2008, 26.9 million Reais for 2009, and approximately 74.4 million for 2010 through April 2011.

The sensitivities below are derived from the estimated impact of a 10% change in the US dollar exchange rate for the quarter compared with the following currencies, with all other variables held constant.  The impact is expressed in terms of the effect on net earnings and other comprehensive income:

	Three months ended		Six months ended
	June 30, 2008		June 30, 2008
(on 10% change in USD exchange rate)	Effect on net earnings, net of tax	Effect on other comprehensive income, net of tax	Effect on net earnings, net of tax	Effect on other comprehensive income, net of tax

Brazilian Real	$4,883	$1,069	$17,882	$6,670
Argentine Peso	$10,746	$—	$69,180	$—
Mexican Peso	$2,007	$—	$14,086	$—
Chilean Peso	$2,664	$—	$4,823	$—

(c)                                  Commodity price risk

The profitability of the Company is directly related to the market price of gold, copper and silver.  The Company has not hedged any of its gold.

During prior years, the Company entered into a combination of forward and call option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. The copper economic hedging program now in place provides a forward price of $2.75 per pound of copper for a total of 90.7 million pounds in 2008. The program includes long call options at an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

In August 2007, the Company entered into additional copper forward contracts intended to hedge copper prices at a weighted average forward price of $2.97 per pound of copper for a total of 124.9 million pounds of copper for 2008, 2009 and 2010 ($3.33 for 2008, $3.00 for 2009 and $2.67 for 2010) and $2.37 per pound of copper for a total of 35 million pounds of copper for 2011.

Through its acquisition of Meridian, the Company acquired forward sales commitments for the physical sale of silver ounces. Under this agreement, the Company is committed to selling 230,000 ounces of silver at a fixed price of $13.13 per ounce in 2008 and an additional 110,000 ounces for each of 2008 and 2009 at a minimum price of $13.13 per ounce in 2009. The fair value of the contract is being amortized over the term of the contract.

The sensitivity of the Company’s revenues, realized loss on derivatives, unrealized loss on derivatives, and net earnings due to a 10% change in the average commodity prices for the quarter with all other variables constant is summarized in the table below:

	Three months ended June 30, 2008
(on 10% change in price)	Effect on Revenues	Effect on Earnings due to change in Realized Loss on Derivatives	Effect on Earnings due to change in Unrealized Loss on Derivatives	Income Tax effect	Effect on Net Earnings, net of tax

Gold	$22,862	$—	$—	$(21,931)	$931
Copper	$39,473	$(8,390)	$28,220	$(1,827)	$57,476
Silver	$4,937	$—	$—	$(4,681)	$256

	Six months ended June 30, 2008
(on 10% change in price)	Effect on Revenues	Effect on Earnings due to change in Realized Loss on Derivatives	Effect on Earnings due to change in Unrealized Loss on Derivatives	Income Tax effect	Effect on Net Earnings, net of tax

Gold	$43,460	$—	$—	$(26,854)	$16,606
Copper	$59,360	$(21,167)	$(49,326)	$3,526	$(7,607)
Silver	$9,239	$—	$—	$(5,709)	$3,530

The change in average commodity prices will not have an impact on other comprehensive income.

(d)                                 Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. During the fourth quarter of 2007, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period.  These contracts fix the rate of interest on this portion of the Company’s long-term debt at a weighted average of 4.50%.  The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps has been recorded in current earnings.

At June 30, 2008, all of the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

(e)                                  Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.  For long-term investments credit risk represents the par value of the instruments.  For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative.  When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company limits credit risk by entering into derivatives with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company’s gross credit exposure was $24.5 million as at June 30, 2008 (December 31, 2007 - $18.2 million).

(f)                                    Liquidity risk

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time.  In addition, the Company addresses the capital management process as described in Note 17.

19.                               CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a)        The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineração e Commercio Ltda (“JMC”). The Company estimates this contingency to be $25.1 million which has been accrued as at June 30, 2008.  The increase of $2.2 million in the year is due to the appreciation of the Brazilian Real vis-à-vis the US dollar.  There has been no change in the amount of the contingent liability during the year in local currency.

(b)        In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the claimant.  The claimant alleges that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  While the Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is unlikely to be successful, the outcome is not certain.  A statement of defence to the claim has been filed and evidence in the case has been produced.  A judgement on the merits by the court of first instance is pending.  There is no assurance that the Company will be wholly successful in defending against the claims.